

02003521

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/7

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51782

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monument Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank One Center, 111 Monument Circle
(No. and Street)

Indianapolis (City) Indiana (State) 46204-5172 (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tony Walker 317/656-5065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Cook & Shepard, P.C.
(Name – *if individual, state last, first, middle name*)

6602 East 75th Street, Suite 400 (Address) Indianapolis (City) Indiana (State) 46250 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Anthony Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monument Advisors, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tony Walker
Signature

CFO
Title

Margaret M. Wittman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Monument Advisors, Inc.

Net Capital Calculation
December 31, 2001

Equity at December 31, 2001			$	1,673,292
Total assets		1,693,751		
Less: Total cash	153,370			
Petty cash	(500)			
		(152,870)		
				(1,540,881)
Net Capital			$	132,411


MAR 0 4 2002
143

MONUMENT ADVISORS, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2001 and 2000

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Statements of Assets and Liabilities	2
Statements of Operations and Retained Earnings (Deficit)	3
Statements of Changes in Stock	4
Statements of Cash Flows	5
Notes to Financial Statements	6

dunbar, DCS
cook & shepard, p.c.
Certified Public Accountants

Ronald E. Cook
Bernard J. Shepard
Michael A. Berlier
Harry A. Wright, Jr.
Michelle L. Siner
William E. Dunbar 1929-1991

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Board of Directors
Monument Advisors, Inc.
Indianapolis, Indiana

We have audited the accompanying statements of assets and liabilities of **Monument Advisors, Inc.** as of December 31, 2001 and 2000, and the related statements of operations and retained earnings (deficit), changes in stock, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monument Advisors, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 28, 2002

Dunbar, Cook & Shepard, P.C.

6602 East 75th Street, Suite 400 • Indianapolis, Indiana 46250
(317) 596-1530 • Fax: (317) 596-1550 • Toll Free: (800) 887-0437
E-mail: dcs@dcs-cpa.com • Web Page: www.dcs-cpa.com

MONUMENT ADVISORS, INC.
STATEMENTS OF ASSETS AND LIABILITIES
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 153,370	$ 320,587
Managed investments	651,398	536,779
Employee advances	101,792	50,000
Due from related parties	182,934	116,567
Other investments	116,738	356,980
Deferred taxes	332,957	190,957
Refundable income taxes	24,796	182,510
Other assets	31,159	54,796
Property and equipment, net	98,607	130,477
TOTAL ASSETS	$1,693,751	$1,939,653
LIABILITIES		
Accounts payable and accrued liabilities	$ 20,459	$ 9,809
Accrued taxes	-	2,897
TOTAL LIABILITIES	20,459	12,706
STOCKHOLDERS' EQUITY		
Common stock, no par value; 25,000,000 shares authorized, 809,309 shares issued and outstanding	277,540	277,540
Preferred stock, no par value, 25,000,000 shares authorized,		
Series A, 5% cumulative, convertible, 1,257,500 shares issued and outstanding	1,514,609	1,514,609
Series B, 433,225 shares issued and outstanding	433,225	433,225
Retained earnings (deficit)	(552,082)	(298,427)
TOTAL STOCKHOLDERS' EQUITY	1,673,292	1,926,947
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,693,751	$1,939,653

See accompanying notes and auditors' report.

MONUMENT ADVISORS, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
For the Years Ended December 31, 2001 and 2000

	2001	2000
MANAGEMENT, ADVISORY AND OTHER REVENUE	$ 1,004,244	$ 728,801
EXPENSES		
Salaries and benefits	570,008	832,865
Rent	230,909	199,683
Professional fees	47,416	123,370
Office expense	44,596	97,154
Depreciation and amortization	37,533	57,801
Travel, meals and entertainment	36,504	70,459
Telephone	30,015	30,334
Marketing and advertising	29,689	105,555
Insurance	27,483	20,951
Parking and vehicle	19,555	23,989
Furniture and equipment rental	13,863	32,835
Other expenses	10,775	39,197
TOTAL EXPENSES	1,098,346	1,634,193
LOSS FROM OPERATIONS	(94,102)	(905,392)
OTHER INCOME (EXPENSE)		
Net gain (loss) on investments	(251,798)	7,099
Loss on disposal of equipment	(22,408)	-
Moving expenses	(12,855)	-
TOTAL OTHER INCOME (EXPENSE)	(287,061)	7,099
NET LOSS BEFORE INCOME TAX BENEFIT	(381,163)	(898,293)
INCOME TAX BENEFIT	127,508	333,893
NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(253,655)	(564,400)
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	-	(12,453)
NET LOSS	(253,655)	(576,853)
RETAINED EARNINGS (DEFICIT) - BEGINNING OF YEAR	(298,427)	232,881
PRIOR PERIOD ADJUSTMENT	-	45,545
RETAINED EARNINGS (DEFICIT) - END OF YEAR	$ (552,082)	$ (298,427)

See accompanying notes and auditors' report.

MONUMENT ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCK
For the Years Ended December 31, 2001 and 2000

	Number of Shares			Amount		
	Common Stock	Preferred Stock Series A	Preferred Stock Series B	Common Stock	Preferred Stock Series A	Preferred Stock Series B
BALANCE AT JANUARY 1, 2000	$ 536,000	$1,257,500	$ -	$ 55,040	$1,514,609	$ -
Issuance of Series B preferred stock	-	-	433,225	-	-	433,225
Exercise of options on common stock	25,000	-	-	20,500	-	-
5% stock dividend to preferred stockholders	96,429	-	-	-	-	-
Purchases of common stock	151,880	-	-	202,000	-	-
BALANCE AT DECEMBER 31, 2000	809,309	1,257,500	433,225	277,540	1,514,609	433,225
Exercise of options on common stock	-	-	-	-	-	-
Purchases of common stock	-	-	-	-	-	-
BALANCE AT DECEMBER 31, 2001	$ 809,309	$1,257,500	$ 433,225	$ 277,540	$1,514,609	$ 433,225

See accompanying notes and auditors' report.

MONUMENT ADVISORS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (253,655)	$ (576,853)
Adjustments to reconcile net loss to net cash used in operating activities:		
Cumulative effect of a change in accounting principle	-	12,453
Deferred taxes	(142,000)	(160,690)
Depreciation and amortization	37,533	57,801
Loss on disposal of equipment	22,408	-
Change in value of investments	240,242	557,345
Changes in certain assets and liabilities:		
Corporate finance fees receivable	-	485,000
Other receivables	39,555	(600,573)
Other assets	23,637	(318,899)
Change in accrued taxes	(2,897)	(184,485)
Accounts payable and accrued liabilities	10,650	(282,452)
NET CASH USED IN OPERATING ACTIVITIES	(24,527)	(1,011,353)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales and redemptions of marketable securities	-	391,415
Purchase of other investments	-	(124,300)
Sales of other investments	-	148,269
Proceeds from the sale of equipment	201	-
Purchase of equipment	(28,272)	(20,208)
Investments in managed investments	(114,619)	(234,649)
NET CASH FROM (USED IN) INVESTING ACTIVITIES	(142,690)	160,527
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of stock	-	655,725
NET DECREASE IN CASH	(167,217)	(195,101)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	320,587	515,688
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 153,370	$ 320,587

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2000, the Company acquired a $40,000 receivable from stockholders in exchange for the issuance of stock.

See accompanying notes and auditors' report.

MONUMENT ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

GENERAL - Monument Advisors, Inc. (the Company) is an Indiana corporation formed on December 29, 1997 with its corporate office in Indianapolis, Indiana. The Company provides a variety of financial services including merchant banking, investment banking, investment management, strategic planning and research.

CASH AND CASH EQUIVALENTS - For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK - The Company's cash balance in financial institutions has, at times, exceeded the federally insured limit of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

MANAGED INVESTMENTS - The Company has investments in various limited liability companies and a partnership. The Company accounts for these investments under the equity method.

OTHER INVESTMENTS - The Company has investments in several non-public companies. The Company accounts for these investments under the lower of cost or estimated market method.

PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost. Computer software is depreciated using the straight-line method over three years and computer equipment, office equipment, and furniture are depreciated using an accelerated method over the assets' estimated useful lives ranging from three to seven years. Significant renewals and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

INCOME TAXES - Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by applicable tax laws and rates.

REVENUE RECOGNITION - Management fee revenue is earned either as a percent of invested capital or total aggregate committed funds. Revenues from corporate finance and advisory fees are recognized when substantially all significant services provided by the Company have been performed.

ADVERTISING - The Company has the policy of expensing nondirect-response advertising costs as incurred. Total advertising costs charged to expense in 2001 and 2000 were $29,689 and $105,555, respectively.

MONUMENT ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS CONTINUED
December 31, 2001 and 2000

NOTE A - CONTINUED

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001 and 2000:

	2001	2000
Computer equipment	$ 75,204	$ 109,744
Computer software	37,967	33,178
Office equipment	52,478	52,322
Furniture	69,012	67,128
	234,661	262,372
Less accumulated depreciation	(136,054)	(131,895)
PROPERTY AND EQUIPMENT, NET	$ 98,607	$ 130,477

NOTE C - RELATED PARTY TRANSACTIONS

The Company serves as the managing member in Monument Capital Partners 1, LLC (MCP1) and provides marketing, management, and other services to MCP1. The Company received an annual management fee. The Company had an initial aggregate commitment to purchase limited partnership units of MCP1 for $1,000,000. Presently, the net remaining unfunded commitment is $157,555. The Company received cash distributions from MCP1 of $53,131 in 2001 and $449,147 in 2000.

Monument Advisors, Inc. owns 50 percent of a limited partnership that serves as the general partner for Monument Capital Partners 2, LP (MCP2) and provides marketing, management and other services to MCP2. The Company receives an annual management fee. The Company had an initial aggregate commitment to purchase the general partner interest for $500,000. Presently, the net remaining unfunded commitment is $294,097. The Company received distributions from MCP2 of $-0- in 2001 and 2000. At December 31, 2001 and 2000, the general partner owed the Company $182,934 and $76,567, respectively.

The Company is also a manager and investor in Monument TechVentures, LLC (MTV). The Company committed $427,619 to MTV. Presently, the net remaining unfunded commitment is $200,069.

MONUMENT ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS CONTINUED
December 31, 2001 and 2000

NOTE C - CONTINUED

The Company is also a member of Monument Technology Partners, LLC which is the general partner in the Gazelle TechVentures Fund, LLC. At December 31, 2000, the Company had committed $23,515 to Monument Technology Partners, LLC. Presently, the net remaining unfunded commitment is $13,454.

A stockholder paid $40,000 in February 2001 for stock received in December 2000.

NOTE D - INCOME TAXES

The Company's income tax benefit (expense) is comprised of the following for the years ended December 31, 2001 and 2000:

	2001	2000
Current:		
Federal	$ -	$ 160,000
State	(14,492)	22,510
Deferred:		
Federal	125,000	132,493
State	17,000	18,890
	$ 127,508	$ 333,893

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets are primarily the tax on net operating loss carryforwards of $836,814, which start expiring at December 31, 2020. The valuation allowance at December 31, 2001 and 2000 was zero.

NOTE E - STOCK OPTION PLAN

The Company has a stock option plan for eligible employees and directors under which options for 1,000,000 shares of common stock may be issued. Options are granted at prices equal to or greater than the fair value of the stock on the grant date. The exercise period is determined by the Board of Directors, but shall not exceed 10 years from the date of grant.

MONUMENT ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS CONTINUED
December 31, 2001 and 2000

NOTE E - CONTINUED

Activity during 2001 and 2000 regarding the Company's stock option plan is as follows:

	Number Of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	555,410	$ .94
Granted	13,000	1.00
Exercised	(25,000)	.82
Forfeited	(135,000)	.82
Outstanding at December 31, 2000	408,410	1.13
Granted	-	.00
Exercised	-	.00
Forfeited	(67,870)	1.04
Outstanding at December 31, 2001	340,540	1.15

Options to purchase 101,263 shares of stock were exercisable at December 31, 2001, with a weighted average exercise price of $0.93.

Options to purchase 147,467 shares of stock were exercisable at December 31, 2000, with a weighted average exercise price of $0.82.

The Company has elected to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the plan. Accordingly, no compensation cost has been recognized for the plan because the stock option price is equal to or greater than the fair value at the grant date. Had compensation cost been determined based on the fair value at the grant date for awards under the plan consistent with the fair value method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the impact on the Company's net loss for the period would be immaterial to the overall operations.

NOTE F - COMMITMENTS

The Company maintains various operating leases. At December 31, 2001, future minimum lease payments under non-cancelable operating leases are as follows:

December 31	
2002	$ 197,400
2003	103,407
2004	59,396
Total Minimum Lease Payments	$ 360,203

MONUMENT ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS CONTINUED
December 31, 2001 and 2000

NOTE G - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 and 2000, the Company had net capital, as defined, of approximately $132,411 and $307,381, respectively. The Company is required to maintain net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2001 and .07 to 1 at December 31, 2000.

NOTE H - LINE OF CREDIT

The Company has an unsecured revolving line of credit totaling $500,000. The interest rate charged on the line of credit is the bank's prime rate. At December 31, 2001, the prime rate was 4.75 percent. As of December 31, 2001 and 2000, there was no outstanding balance on the line.

NOTE I - PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2000, a change was made to the retained earnings of the Company to correct the amount of depreciation expense recorded since the Company's inception.

This adjustment increased retained earnings in the amount of $45,545 and decreased accumulated depreciation in the amount of $45,545.

NOTE J - CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2000, the Company adopted SOP 98-5, "Reporting on Start-up Activities." As a result of this change, the Company expensed the remaining organization costs, net of accumulated amortization. The effect of this change was to reduce other assets by $12,453.

NOTE K - CHANGE IN OWNERSHIP

At the beginning of 2000, the Company was a subsidiary of Monument Advisors, LLC. During the year, Class A preferred and common stock owned by the LLC was distributed to the members of the LLC. In addition, the LLC purchased Class B preferred stock and distributed this stock to its members and discontinued operations during 2000.